SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Consolidated Technology Group Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Shares, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0002101621
--------------------------------------------------------------------------------
                                 (Cusip Number)

                              Mr. N. Norman Muller
                                     Manager
                                    Grino LLC
                                747 Third Avenue
                            New York, New York 10019
                               Tel: (212) 750-3772

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 0002101621

1.    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)

      Grino LLC

      13-3982742

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)   [ ]
      (b)   [x]

3.    SEC Use Only ...............................................

4.    Source of Funds (see Instructions): WC

5.    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)...........................[ ]

6.    Citizenship or Place of Organization:  Delaware

Number of              7.    Sole Voting Power: 2,600,000
Shares Bene-           8.    Shared Voting Power: Not Applicable
ficially               9.    Sole Dispositive Power: 2,600,000
owned by              10.    Shared Dispositive Power: Not Applicable

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person: 2,600,000 Shares.

12.   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions) ...............................[x]

13.   Percent of Class Represented by Amount in row (11): 5.2%

14.   Type of Reporting Person (See Instructions): 00 - Limited
      Liability Company

CUSIP NO. 0002101621

1.    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)

      Jerome Belson

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)   [ ]
      (b)   [x]

3.    SEC Use Only ...............................................

4.    Source of Funds (see Instructions): PF

5.    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)...........................[ ]

6.    Citizenship or Place of Organization:  United States

Number of              7.    Sole Voting Power: 33,333
Shares Bene-           8.    Shared Voting Power: Not Applicable
ficially               9.    Sole Dispositive Power: 33,333
owned by              10.    Shared Dispositive Power: Not Applicable

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person: 33,333 Shares.

12.   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions) ...............................[x]

13.   Percent of Class Represented by Amount in row (11): 0.1%

14.   Type of Reporting Person (See Instructions):  IN

CUSIP NO. 0002101621

1.    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)

      Bridge Ventures, Inc.

      592518661

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)   [ ]
      (b)   [x]

3.    SEC Use Only ...............................................

4.    Source of Funds (see Instructions): WC

5.    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)...........................[ ]

6.    Citizenship or Place of Organization:  Florida

Number of              7.    Sole Voting Power: 100,000
Shares Bene-           8.    Shared Voting Power: Not Applicable
ficially               9.    Sole Dispositive Power: 100,000
owned by              10.    Shared Dispositive Power: Not Applicable

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person: 100,000 Shares.

12.   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions) ...............................[x]

13.   Percent of Class Represented by Amount in row (11): *

14.   Type of Reporting Person (See Instructions):  CO

      *  Less than 1%

CUSIP NO. 0002101621

1.    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)

      Smacs Holding Corp.

      592775118

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)   [ ]
      (b)   [x]

3.    SEC Use Only ...............................................

4.    Source of Funds (see Instructions): WC

5.    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)...........................[ ]

6.    Citizenship or Place of Organization:  Florida

Number of              7.    Sole Voting Power: 20,000
Shares Bene-           8.    Shared Voting Power: Not Applicable
ficially               9.    Sole Dispositive Power: 20,000
owned by              10.    Shared Dispositive Power: Not Applicable

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person: 20,000 Shares.

12.   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions) ...............................[x]

13.   Percent of Class Represented by Amount in row (11): *

14.   Type of Reporting Person (See Instructions):  CO

      *  Less than 1%

Item 1.     Security and Issuer

            Common Stock, par value $.01 per share (the "Shares") of Consolidated Technology Group Ltd., a New York corporation (the "Issuer" or "CTG"), whose executive offices are located at 160 Broadway, New York, New York 10036.

Item 2.     Identity and Background

            (a)-(c) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Grino LLC ("Grino"), Smacs Holding Corp., a Florida corporation ("Smacs"), Bridge Ventures, Inc., a Florida corporation ("Bridge") and Jerome Belson ("Belson"). Grino, Smacs, Bridge and Belson are sometimes hereinafter referred to as the Reporting Persons. Belson is sometimes hereinafter referred to as the Natural Reporting Person.

            Grino, a Delaware limited liability company whose principal executive offices are located at 747 Third Avenue, 17th floor, New York, New York 10017, was organized for the purpose of acquiring control of the Issuer. N. Norman Muller is the Manager of Grino and has the sole right under its operating agreement to vote and dispose of the Shares held of record by Grino.

            Smacs and Bridge are Florida corporations whose principal place of business is c/o Harris Freedman, 1241 Gulf of Mexico Drive, Longboat Key, Florida 34228. Harris Freedman and Annelies Freedman (who are husband and wife) are the officers and directors and principal shareholders of Smacs and Bridge, which are engaged in business consulting and investment activities.

            The Natural Reporting Person is a member of Grino who individually holds Shares and may be deemed with Grino to be a group within the meaning of
Section 13(d)(3) of the Act.

            The name, business address and present principal occupation of the Natural Reporting Person is as set forth below:

            Jerome Belson
            495 Broadway
            New York, New York  10012
            Attorney

            (d) None of the persons identified in this Item 2 above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the persons identified in this Item 2 above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

            The Shares beneficially owned by Grino were purchased for an aggregate purchase price of $535,535 (including brokerage commissions). The funds for the purchases by Grino were derived from capital contributions of its members.

            The Shares beneficially owned by Belson were acquired in 1993.

            The Shares beneficially owned by Smacs and Bridge Ventures were purchased from funds derived from the working capital of such entities.

Item 4.     Purpose of Transaction

            The purpose of the purchase by Grino of the Shares referred to in
Item 5 is to acquire a significant equity position in the Issuer. Grino currently may seek to acquire control of the Issuer, although there can be no assurance that it will attempt to do so or that any such attempt will be successful. Any such attempt could involve seeking to replace the Issuer's current Board of Directors with nominees of Grino, including pursuant to the solicitation of proxies, making a tender offer for some or all of the Shares or proposing a business combination transaction with the Issuer.

            Grino has reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that it might consider in the event that Grino acquires control of the Issuer. In addition, if and to the extent that Grino acquires control of the Issuer or otherwise obtains access to the books and records of the Issuer, Grino intends to conduct a detailed review of the Issuer and its assets, financial projections, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, the complete or partial liquidation of the Issuer and/or its subsidiaries, the sale or transfer of a material amount of the assets of the Issuer and/or its subsidiaries, changes in the Issuer's business, facility locations, corporate structure, marketing strategies, capitalization, management or dividend policy.

            Grino does not have any arrangements or understandings with respect to any specific transaction or agreement at this time and has not yet determined to pursue any specific plan or proposal in connection therewith, and there can be no assurance as to whether or when any such plan or proposal will be pursued.

            The acquisition by Belson, Smacs and Bridge Ventures of the 153,333 Shares referred to in Item 5 was for investment purposes. The Reporting Persons other than Grino are joining in the filing of this statement with Grino since Grino and the Reporting Persons other than Grino may be deemed to be a group within the meaning of Section 13(d)(3) of the Act.

            The Reporting Persons may also seek to sell their Shares in the open market or in privately negotiated transactions at any time and from time to time.

            On February 23, 1998, Grino and Smacs (together, the "Grino Plaintiffs") filed a complaint (the "Grino Complaint") in the United States District Court for the Southern District of New York (the "Court") against CTG; S.I.S. Capital Corporation, a subsidiary of CTG; and Lewis S. Schiller ("Schiller"), a Director, Chairman of the Board and Chief Executive Officer of CTG; Norman J. Hoskin ("Hoskin"), a Director of CTG; Grazyna B. Wnuk ("Wnuk"), a Director and Secretary of CTG; and E. Gerald Kay ("Kay"), a Director of CTG.

            The Grino Complaint alleges, among other things, that the Issuer's proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the "Commission") on December 2, 1997 and Supplement No. 1 thereto, filed with the Commission on February 11, 1998 (collectively, the "CTG Proxy Statement") is defective and in violation of Section 14(a) of the Securities Exchange Act of 1934 (the "1934 Act") in that it fails to make full and fair disclosure of certain matters of a material nature including, without limitation, the proposed sale of CTG's profitable subsidiary, International Magnetic Imaging, Inc. ("IMI") upon terms that would siphon off millions of dollars of the purchase price as bonuses to Schiller, Wnuk and other CTG insiders and other wrongful acts by the current Directors of CTG constituting corporate waste, breach of fiduciary obligations and the misappropriation of corporate assets and opportunities. The Grino Complaint seeks to postpone the Annual Meeting until such time as a revised CTG Proxy Statement is distributed to CTG's shareholders making full and fair disclosure of all material facts necessary to shareholder action.

            The Grino Complaint further alleges that the current Directors of CTG, while owing fiduciary duties to CTG and its subsidiaries, have engaged in a scheme to defraud CTG and its subsidiaries in connection with the purchase and sale of securities of CTG and its subsidiaries in violation of Section 10(b) of the 1934 Act and Rule 10b-5 promulgated thereunder. The Grino Complaint alleges that the current Directors of CTG have engaged in a clear and consistent pattern of self-dealing designed to enrich themselves personally at the expense of CTG and its shareholders, including entering into employment agreements with Schiller and Wnuk greatly increasing their salaries and giving them substantial "profit sharing bonuses" and granting to Schiller, Wnuk Hoskin and Kay the rights to purchase hundreds of thousands of shares of CTG's stock without fair consideration and in amounts exceeding the number of authorized Shares, on terms injurious to CTG and its shareholders and without any benefit to CTG justifying the same.

            The Grino Complaint goes on to allege that the acts of the current Directors of CTG constituted a fraudulent scheme with the intent to deceive and injure CTG in breach of their fiduciary obligation to CTG and its subsidiaries and of the trust and confidence placed in them as directors and officers, and taking unfair and unlawful advantage of their fiduciary authority.

            Accordingly, the Grino Complaint seeks judgment invalidating and declaring void (a) the employment agreements of Schiller and Wnuk; (b) all agreements to issue stock and/or stock options by CTG to Schiller, Wnuk, Hoskin and Kay without fair and adequate consideration to CTG; (c) all completed transfers and issuances of stock and stock options by CTG to Schiller, Wnuk, Hoskin and Kay without fair and adequate consideration to CTG; and (d) all agreements to pay to Schiller, Wnuk, Hoskin and Kay or to any other officer or employee of CTG of any of its subsidiaries, any bonus, finder's fee, stock or option liquidation payment, consent fee, professional fee, or profit share or any other payment arising out of or resulting from or based upon the sale or the profits from the sale of IMI or the assets or business of IMI or without fair consideration to CTG.

            On February 24, 1998, the Grino Plaintiffs were granted a temporary restraining order prohibiting the current Directors of CTG from (a) proceeding with the March 26, 1998 shareholders meeting, soliciting the proxy or vote of any shareholder of CTG for such meeting, or voting proxies or shares at such meeting; and (b) from paying or causing to be paid to Schiller or Wnuk or any other officer, director or employee of CTG or any of its subsidiaries any profit share, bonus, or other payment based upon the sale of IMI or its assets or business or paid out of or in respect to the profits or proceeds of such sale.

            In papers filed on March 6, 1998, the Directors of CTG announced that they had cancelled the shareholders meeting scheduled for March 26, 1998 and moved to dismiss the Grino Complaint. On March 9, 1998 the Court lifted the February 24, 1998 temporary restraining order in its entirety and granted the Grino Plaintiffs until March 13, 1998 to file an amended complaint and new motion for a temporary restraining order and preliminary injunction. A hearing on such new motion, as well as an expected motion by the CTG Directors to dismiss the amended complaint, is scheduled to be heard on March 26, 1998.

            On or about November 26, 1997, Bridge, Smacs and Saggi Capital Corp., a New York corporation, brought an action in New York State Supreme Court against Schiller, CTG and two CTG subsidiaries for non-payment under certain consulting agreements and other agreements related thereto. This action is currently pending.

            Except as set forth above in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. The Reporting Persons may, at any time, from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters.

Item 5.     Interest in Securities of the Issuer

            (a) - (c)

      A.    Grino LLC

            (a) Grino beneficially owns an aggregate of 2,600,000 Shares, representing approximately 5.2% of the outstanding Shares(1)

--------

      (1) All percentages set forth herein are based on 49,910,992 Shares reported by the Issuer to be outstanding as of February 10, 1998 in its Proxy Statement Supplement filed on Schedule 14A on February 11, 1998.

            (b) Subject to the following sentence, Grino has sole power to vote and dispose of Shares beneficially owned by it. By reason of his position as Manager of Grino, N. Norman Muller may be deemed to possess the power to vote and dispose of Shares beneficially owned by Grino.

            (c) The table below sets forth the purchase of Shares by Grino during the last 60 days. All such purchases were effected through a brokerage firm in the ordinary course of business.

                                                             Price per Share
                               Number of Shares                (excl. of
           Date                    Purchased                   commissions)
           ----                    ---------                   ------------

         1/09/98                    300,000                       $0.17

         1/13/98                    400,000                       $0.1791

         1/16/98                    300,000                       $0.19

         1/22/98                    400,000                       $0.20

         1/30/98                    200,000                       $0.22

         2/04/98                    300,000                       $0.237

         2/06/98                    100,000                       $0.2375

         2/11/98                    200,000                       $0.23

         2/27/98                    400,000                       $0.2175


      B.    Jerome Belson

            (a) Belson beneficially owns an aggregate of 33,333 Shares, representing approximately 0.1% of the outstanding Shares.

            (b) Belson has sole power to vote and dispose of Shares beneficially owned by him.

            (c)   None.

      C.    Smacs and Bridge

            (a) Smacs and Bridge beneficially own an aggregate of 120,000 shares, representing in the aggregate 0.2% of the outstanding Shares.

            (b) Subject to the following sentence, Smacs and Bridge have sole power to vote and dispose of the respective Shares beneficially owned by each of them. By reason of their positions as officers, directors and principal shareholders of Smacs and Bridge, Harris Freedman and Annelies Freedman may be deemed to possess the power to vote and dispose of Shares beneficially owned by Smacs and Bridge.

            (c) None.

            (d) Except as set forth above, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of the Shares owned by them.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

            Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

            Exhibit A - Agreement Pursuant to Rule 13d-1(f)(1)(iii).

            Exhibit B - Operating Agreement of Grino LLC.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          Grino LLC


                                          By: /s/ N. Norman Muller
                                              ----------------------------
                                                N. Norman Muller, Manager


                                          /s/ Jerome Belson
                                          -------------------------------
                                          Jerome Belson


                                          Smacs Holding Corp.



                                          By: /s/ Harris Freedman
                                              ----------------------------
                                                Harris Freedman


                                          Bridge Ventures, Inc.



                                          By: /s/ Harris Freedman
                                              ----------------------------
                                                Harris Freedman

Dated:  March 9, 1998

                                    Exhibit A

            Pursuant to Rule 13d-1(f)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth hereinbelow.


                                          Grino LLC


                                          By: /s/ N. Norman Muller
                                              ----------------------------
                                              N. Norman Muller, Manager


                                              /s/ Jerome Belson
                                              ----------------------------
                                              Jerome Belson


                                          Smacs Holding Corp.



                                          By: /s/ Harris Freedman
                                              ----------------------------
                                                Harris Freedman


                                          Bridge Ventures, Inc.



                                          By: /s/ Harris Freedman
                                              ----------------------------
                                                Harris Freedman

                       LIMITED LIABILITY COMPANY AGREEMENT

                                       of

                                    GRINO LLC



                          Dated as of December 31, 1997

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE 1

DEFINITIONS................................................................  1
     1.1   Definitions.....................................................  1
     1.2   Other Definitions...............................................  5

ARTICLE 2

GENERAL PROVISIONS.........................................................  6
     2.1   Formation.......................................................  6
     2.2   Name............................................................  6
     2.3   Business........................................................  6
     2.4   Office..........................................................  6
     2.5   Term............................................................  6
     2.6   Ownership of Company Property...................................  6
     2.7   Registered Office: Registered Agent.............................  6
     2.8   No State Law Partnership........................................  7

ARTICLE 3

CAPITAL CONTRIBUTIONS, CAPITAL COMMITMENTS
AND CAPITAL ACCOUNTS.......................................................  7
     3.1   Capital Contributions and Capital Commitments...................  7
     3.2   Additional Members..............................................  7
     3.3   Capital Accounts................................................  7
     3.4   Return of Capital Contributions: Interest.......................  8

ARTICLE 4

COMPANY EXPENSES...........................................................  8

ARTICLE 5

ALLOCATIONS................................................................  8
     5.1   Allocation of Net Income........................................  8
     5.2   Allocation of Net Loss..........................................  9
     5.7   Changes in Membership Interest.................................. 12

ARTICLE 6

DISTRIBUTIONS.............................................................. 12
     6.1   Mandatory Distributions......................................... 12
     6.2   Discretionary Distributions..................................... 12
     6.3   Distribution Policy............................................. 13

ARTICLE 7

MANAGEMENT OF THE COMPANY.................................................. 13
     7.1   Rights and Powers of the Manager................................ 13
     7.2   Liability of the Manager........................................ 15
     7.3   Duties of the Manager........................................... 15
     7.4   Authority to Act for the Company................................ 15
     7.5   Indemnification................................................. 15

ARTICLE 8

MEMBERS.................................................................... 16
     8.1   Limited Liability............................................... 16
     8.2   No Agency or Authority.......................................... 17
     8.3   Transfers of Membership Interests............................... 17
     8.4   No Resignation, Withdrawal or Borrowing......................... 18
     8.5   Additional Members.............................................. 18
     8.6   Meetings of the Members......................................... 18
     8.7   Further Assurances.............................................. 19
     8.8   No Acquisition of Membership Interests by the Company........... 19
     8.9   Death Dissolution, Insanity, Bankruptcy. Resignation,
           Retirement, Expulsion or Withdrawal of a Member................. 19
     8.10  Confidential Information........................................ 20

ARTICLE 9

ACCOUNTS................................................................... 20
     9.1   Books........................................................... 20
     9.2   Reports, Returns and Audits..................................... 20
     9.3   Fiscal Year..................................................... 20
     9.4   Method of Accounting............................................ 20
     9.5   Tax Matters..................................................... 20
     9.6   Bank Accounts................................................... 21
     9.7   Other Information............................................... 21

ARTICLE 10

VALUATION OF ASSETS........................................................ 21

ARTICLE 11

DISSOLUTION OF THE COMPANY................................................. 22
     11.1  Dissolution..................................................... 22
     11.2  Liquidation of Company Interests................................ 22
     11.3  Liability for Return of Capital Contributions................... 23

ARTICLE 12

AMENDMENTS................................................................. 23

ARTICLE 13

NOTICES.................................................................... 24

ARTICLE 14

MISCELLANEOUS.............................................................. 24
     14.1  Entire Agreement................................................ 24
     14.2  Governing Law................................................... 24
     14.3  Binding Effect.................................................. 24
     14.4  Counterparts.................................................... 24
     14.5  Separability.................................................... 24
     14.6  Headings........................................................ 25
     14.7  Gender and Number............................................... 25
     14.8  Waiver of Partition............................................. 25
     14.9  No Third Party Beneficiaries.................................... 25
     14.10 Conflicts of Interest........................................... 25


Schedules

Schedule A -- Class A Members
Schedule B -- Class B Members

                       LIMITED LIABILITY COMPANY AGREEMENT

                                       OF

                                    GRINO LLC

            THIS LIMITED LIABILITY COMPANY AGREEMENT is entered into as of December 31, 1997 by and among the parties listed on Schedule A annexed hereto as Class A Members and Class B Members.

                                   WITNESSETH:

            WHEREAS, the Class A Members desire to form a limited liability company (the "Company") under the Delaware Limited Liability Company Act, as amended, and under this Limited Liability Company Agreement, for the purposes and upon the terms and conditions set forth herein;

            NOW, THEREFORE, the parties hereby agree as follows:

                                    ARTICLE 1

                                   DEFINITIONS

            1.1 Definitions. Capitalized terms used in this Agreement have the following meanings:

            "Act" means the Delaware Limited Liability Company Act, as amended.

            "Additional Members" means those Members admitted to the Company after the Effective Date pursuant to Section 8.5 of this Agreement.

            "Adjusted Capital Account Balance" of a Member as of any date means the balance in such Member's Capital Account as of such date (i) increased by any amount such Member is deemed obligated to contribute to the Company pursuant to Treasury Regulation section 1.704-l(b)(2)(ii)(c) and (ii) reduced by any allocations or distributions to such Member described in Treasury Regulation section 1.704-l(b)(2)(ii)(d)(4), (5) or (6).

            "Adjusted Capital Contributions" of a Class B Member as of any date means such Member' s Capital Contributions reduced by the amount of cash and the Fair Market Value of any property distributed to such Member prior to that date pursuant to Section 6.2(a).

            "Affiliate" of any Person (the "Specified Person") means any other Person (a) that directly or indirectly controls, is controlled by or is under common control with such Specified Person, (b) who is an officer, director, employee or agent of, partner in, or trustee of, or serves in a similar capacity with respect to, the Specified Person (or any of the Persons named in clause (a) above), (c) of which the Specified Person is an officer, director, employee, agent, partner or trustee, or serves in a similar capacity, or (d) who is a member of the Specified Person's family. For purposes of this definition, the term "Control" means the direct or indirect possession of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities, by contract or otherwise.

            "Agreement" means this Limited Liability Company Agreement, as amended, supplemented or restated from time to time.

            "Assign" means to sell, transfer, assign, pledge, hypothecate, mortgage or otherwise dispose of a Membership Interest in the Company, whether voluntarily or by operation of law. "Assignor", "Assignee" and "Assignment" have meanings corresponding to the foregoing.

            "Available Cash" means, at the time of determination, cash (including demand deposits and marketable securities) generated from revenues from the Company's operations, after provision has been made for (x) all Company Expenses and (y) such amounts as the Manager shall deem reasonable in order to provide for any anticipated, contingent or unforeseen expenditures or liabilities of the Company. Available Cash shall be determined without regard to
(i) Capital Contributions, (ii) principal advanced on Company indebtedness or
(iii) proceeds from any sale of all or a substantial part of the assets of the Company.

            "Bankruptcy" means, with respect to any Person, the occurrence of any of the following events: (a) the filing by such Person of a petition commencing a voluntary case in bankruptcy under applicable bankruptcy laws; (b) entry against such Person of an order for relief under applicable bankruptcy laws, if such order has not been vacated or stayed within 90 days after such entry; (c) written admission by such Person of its inability to pay its debts as they mature, or an assignment by such Person for the benefit of creditors; or
(d) the appointment of a receiver for the property or affairs of such Person.

            "Capital Account" of a Member means the account maintained by the Company for each Member pursuant to Section 3.3.

            "Capital Commitment" of a Member means the amount set forth in the column entitled "Capital Commitment" opposite such

Member's name on Schedule A or B, as the case may be, as to such Member, as either such Schedule may be amended from time to time.

            "Capital Contributions" of a Member means the amount of cash and the Fair Market Value of property contributed by such Member to the Company.

            "Certificate" means the Certificate of Formation filed with the Secretary of State of the State of Delaware on behalf of the Company and the Members on December 15, 1997.

            "Class A Member" and "Class A Members" mean those Persons listed on Schedule A hereto as Class A Members, any Substituted Member for any such Class A Member, all as reflected on such Schedule A, as it may be updated from time to time.

            "Class B Member" and "Class B Members" mean any Persons admitted as Additional Members having Class B Membership Interests pursuant to Section 8.5 hereof, and any Substituted Member for any such Class B Member, all as reflected on such Schedule B, as it may be updated from time to time.

            "Code" means the Internal Revenue Code of 1986, as amended.

            "Company" means the limited liability company formed pursuant to this Agreement.

            "Company Business" has the meaning set forth in Section 2.3.

            "Company Expenses" means all reasonable fees, expenses, costs, liabilities and obligations of the Company or otherwise incurred by the Manager or its agents or representatives on behalf of the Company. Company Expenses shall include, but shall not be limited to, the following: (i) all reasonable fees and expenses of custodians, outside counsel, accountants and other third party professionals; (ii) expenses incurred in connection with the operations or activities of the Company, including without limitation all costs associated with any financing for the Company Business; (iii) all taxes, fees and governmental charges levied against the Company, (iv) all reasonable expenses incurred in connection with convening and holding meetings of Members, and (v) all indemnification expenses of the Company, including expenses incurred by or on behalf of any Indemnified Party in seeking indemnification from the Company pursuant to this Agreement.

            "Effective Date" means December 31, 1997.

            "Effective Tax Rate" means, with respect to any taxable year of the Company, the combined highest marginal effective federal and state income tax rates (taking into account the category of income and computed on the assumption that the individual was resident of the State of New York and that such state taxes were fully deductible for federal income tax purposes), in effect from time to time during such taxable year.

            "Fair Market Value" of any asset means the value of such asset determined in accordance with Article 10.

            "Indemnified Costs" has the meaning set forth in Section 7.5.

            "Indemnified Party" has the meaning set forth in Section 7.5.

            "Liquidator" has the meaning set forth in Section 11.2(a).

            "Majority in Interest" of the Members or either Class thereof means Members in the applicable Class or Classes whose aggregate Percentage Interests represent more than 50 % of the aggregate Percentage Interests of all Members of such Class or Classes.

            "Manager" means N. Norman Muller.

            "Member" and "Members" mean the Class A Members and the Class B Members, if any.

            "Membership Interest" of a Member at any time means the legal and/or beneficial ownership interest of such Member in the Company.

            "Net Income" and "Net Loss" for each fiscal year or part thereof means the income and loss of the Company for that period, as determined for federal income tax purposes, including all distributive items under Code section 702, adjusted to take into account any tax-exempt income of the Company and any expenses of the Company that are described in Code section 705 or 709 as not deductible or chargeable to capital account, and further adjusted as follows:

            (a) Upon adjustment of the book value of Company property pursuant to Section 3.3(b) or (c), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property;

            (b) items of depreciation, amortization and other cost recovery with respect to Company property having a book value that differs from its adjusted basis for tax purposes shall be computed by reference to such property's book value in accordance with Treasury Regulation section 1.704-l(b)(2)(iv)(g);

            (c) items of income, gain, loss or deduction attributable to the disposition of Company property having a book value that differs from its adjusted basis for tax purposes shall be computed by reference to such property's book value in accordance with Treasury Regulation section 1.704-l(b)(2)(iv)(g); and

            (d) items of income, gain, loss or deduction that are specially allocated pursuant to Sections 5.3 through 5.6 shall not be taken into account in calculating Net Income and Net Loss.

            "Percentage Interest" of the Class A Members as a group shall be equal to sixty (60%) percent and of the Class B Members as a group shall be equal to forty (40%) percent. The Percentage Interest of a particular Class A Member in his class shall be as set forth in Schedule A and of a particular Class B Member in his class, at any time, shall mean his proportionate share of the Class B share based on the ratio that his Capital Contribution bears to the Capital Contribution of all of the Class B Members. Schedules A and B shall be updated periodically to reflect each Members "Percentage Interest".

            "Person" means any individual, sole proprietorship, partnership, joint venture, limited liability company, limited liability partnership, trust, estate, unincorporated organization, association, corporation, institution or other entity.

            "Required Tax Amount" for any Member in respect of any fiscal year of the Company means the product of (x) the Effective Tax Rate for such fiscal year multiplied by (y) the Net Income and items of income and gain, if any, allocated to such Member in such year.

            "Substituted Member" means a Person that is admitted as a Member to the Company pursuant to Section 8.3.

            "Tax Matters Partner" has the meaning set forth in Section 9.5.

            1.2 Other Definitions. Certain additional defined terms used in this Agreement have the meanings specified throughout the Agreement.

                                    ARTICLE 2

                               GENERAL PROVISIONS

            2.1 Formation. The Company has been organized as a limited liability company by the filing of the Certificate pursuant to the Act with the Secretary of State of the State of Delaware.

            2.2 Name. The name of the Company is "Grino LLC", or such other name as may from time to time be selected by the Manager, provided that the Manager shall provide notice of such change of name to the Members as promptly as practicable after such change.

            2.3 Business. The business of the Company (the "Company Business") shall be to (i) invest in equity securities, equity options, equity related convertible securities and any other instruments of Consolidated Technology Group Ltd., a New York corporation ("CTG") that are traded in normal channels of trading for securities, (ii) engage in transactions in connection with mergers, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, recapitalizations, liquidations, or other similar transactions, including entering into loans relating thereto (iii) purchase and sell securities and instruments of CTG of all types, and (iv) carry on any other activity that, in the opinion of the Manager, may be necessary or appropriate in connection with or incidental to the foregoing.

            2.4 Office. The principal place of business of the Company shall be located at 747 Third Avenue, New York, New York 10017, or such other location as Manager may determine from time to time, provided that the Manager shall provide notice of such change of the principal place of business to the Members as promptly as practicable after such change.

            2.5 Term. The term of the Company commenced with the filing of the Certificate with the office of the Secretary of State of the State of Delaware and shall continue until terminated pursuant to Section 11.1 hereof.

            2.6 Ownership of Company Property. All property acquired by the Company, real or personal, tangible or intangible, shall be owned by the Company as an entity, and no Member, individually, shall have any ownership interest therein. Each Member hereby expressly waives the right to require partition of any Company property or any part thereof.

            2.7 Registered Office: Registered Agent. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be in the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Manager may designate from time to time in the manner provided by law.

            2.8 No State Law Partnership. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, for any purposes other than tax purposes, and this Agreement shall not be construed to suggest otherwise.

                                    ARTICLE 3

                   CAPITAL CONTRIBUTIONS, CAPITAL COMMITMENTS
                              AND CAPITAL ACCOUNTS

            3.1 Capital Contributions and Capital Commitments. (a) On or prior to the Effective Date, each Class A Member shall have made its Capital Contribution to the capital of the Company in the amount of its Capital Commitment as set forth in the first column opposite such Member's name on Schedule A annexed hereto, in exchange for such Person's Membership Interest.

            (b) Except as set forth in Section 3.1(a) or 3.2, no Member shall be required to make any Capital Contributions to the Company, cure any deficit in such Member's Capital Account, return all or any portion of any Capital Contributions or lend any funds to the Company. Notwithstanding the foregoing, any Member or any Additional Member or Substituted Member may, with the approval of the Manager, make additional Capital Contributions to the Company.

            3.2 Additional Members. Any Person admitted to the Company as a Class B Member after the Effective Date pursuant to Section 8.5 shall contribute such amount of cash and/or property to the capital of the Company, and at such time or times, as is agreed to between such Person and the Manager.

            3.3 Capital Accounts. (a) A separate Capital Account shall be established for each Member and maintained in accordance with the provisions of Treasury Regulation Section 1.704-l(b)(2) (iv). Each Member's Capital Account shall be (i) increased by such Member's Capital Contributions and by such Member's allocable share of Net Income and items of Company income and gain,
(ii) decreased by such Member's allocable share of Net Loss and items of Company loss and deduction and by the amount of cash and the net Fair Market Value of property distributed by the Company to such Member, and (iii) otherwise adjusted in the manner provided in this Agreement.

            (b) Immediately prior to any distribution of Company assets in kind, each Member's Capital Account shall be adjusted to reflect the manner in which the unrealized income, gain, loss or deduction inherent in the assets to be distributed (and not already reflected in the Members' Capital Accounts) would be allocated among the Members pursuant to Article 5 if such assets were sold for Fair Market Value on the date of distribution.

            (c) Immediately prior to (i) any contribution of money or other property to the Company by a new or existing Member as consideration for a Membership Interest in the Company or (ii) the liquidation of the Company pursuant to Article 11, each Member's Capital Account shall be adjusted to reflect the manner in which the unrealized income, gain, loss or deduction inherent in all Company assets (and not already reflected in the Members' Capital Accounts) would be allocated among the Members pursuant to Article 5 if all Company assets were sold for Fair Market Value on the date of such contribution, liquidation or incorporation.

            3.4 Return of Capital Contributions: Interest. No Member will have the right to the return of its Capital Contribution except as expressly provided in this Agreement. No Member will have the right to withdraw all or any part of its Membership Interest in the Company, to receive a return of interest on its Capital Contributions or the balance in its Capital Account, or to receive any distributions or payments from the Company, except as expressly provided in this Agreement. A Member's Membership Interest shall not be callable by the Company.

                                    ARTICLE 4

                                COMPANY EXPENSES

            The Company shall be responsible for and shall pay, or shall reimburse the Members and/or the Manager for, all Company Expenses. All Company Expenses shall be paid out of funds of the Company, and shall be paid when and as determined in good faith by the Manager.

                                    ARTICLE 5

                                   ALLOCATIONS

            5.1 Allocation of Net Income. Subject to Sections 5.3 and 5.4, Net Income for any period shall be allocated as follows:

            (a) First, if Net Loss has previously been allocated to any Members pursuant to Section 5.2(b), Net Income shall be allocated to those Members to the extent of and in proportion to such cumulative prior allocations of Net Loss, reduced by any prior allocations pursuant to this Section 5.1(a);

            (b) second, to the Members to the extent of and in proportion to the cumulative Net Loss, if any, previously allocated to such Members pursuant to Sections 5.2(a) and 5.2(c), reduced by any prior allocations pursuant to this
Section 5.1(b); and

            (c) thereafter, among Class A Members and Class B Members in proportion to their respective Percentage Interests.

            5.2 Allocation of Net Loss. Subject to Sections 5.3 and 5.4, Net Loss for any period shall be allocated as follows:

            (a) First, to the Members in proportion to their respective Percentage Interests, provided that an allocation of Net Loss to a Member shall not exceed such Member's positive Adjusted Capital Account Balance;

            (b) second, to those Members with remaining positive Adjusted Capital Account Balances, to the extent of and in proportion to such positive balances; and

            (c) thereafter, among Class A Members and Class B Members in proportion to their respective Percentage Interests.

            5.3 Special Allocations. The following special allocations shall be made in the following order and unless defined herein capitalized terms shall be determined in accordance with the relevant Treasury department regulations:

            (a) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this
Article 5, if there is a net decrease in Company Minimum Gain during any fiscal year of the Company, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704- 2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 5.3 (a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

            (b) Member Minimum Gain Chargeback. Except as otherwise provided in
Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article 5, if there is a net decrease in Member minimum gain attributable to a Member Nonrecourse Debt during any fiscal year of the Company, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.702-2(i)(5) of the Regulations shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704- 2(i)(4) of the Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 5.3(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

            (c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or
1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 5.3(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 5 have been tentatively made as if this Section 5.3(c) were not in the Agreement.

            (d) Gross Income Allocation. In the event any Member has a deficit Capital Account balance at the end of any fiscal year which is in excess of the sum of (1) the amount such Member is obligated to restore pursuant to any provision of this Agreement and (2) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 5.3(d) shall be made only if and to the extent that such Member would have a deficit Capital Account balance in excess of such sum after all other allocations provided for in Article 5 hereof have been made as if Section 5.3(c) hereof and this Section 5.3(d) were not in the Agreement.

            (e) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year shall be specially allocated among the Members in proportion to their Percentage Interest.

            (f) Member Nonrecourse Deductions. Any Member Nonre- course Deductions for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

            5.4 Curative Allocations. The allocations set forth in Section 5.3 are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all such allocations shall be offset with either other regulatory Allocations or other items of Company income, gain, loss or deduction pursuant to this Section 5.4. Therefore, notwithstanding any other provision of Article 5 (other than the allocations set forth in 5.3), the Manager shall make such offsetting special allocations of Partnership income, gain, loss or deduction in whatever manner it determines appropriate so that after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if such allocations were not part of the Agreement and all Company items were allocated pursuant to Section 5.2 hereof. In exercising its discretion under this Section 5.4, the Manager shall take into account future allocations under Sections 5.3(a) and (b) that, although not yet made, are likely to offset other allocations previously made under Sections 5.3(e) and (f).

            5.5 Other Allocation Rules.

            (a) For purposes of determining the Net Profits, Net Losses or any other items allocable to any period, Net Profits, Net Losses and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Regulations thereunder.

            (b) Except as otherwise provided in this Agreement, all allocations of income, gain, loss, deduction and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Net Profits or Net Losses, as the case may be, for the fiscal year.

            5.6 Tax Allocations: Code Section 704(c). Income, gain, loss, and deduction with respect to (i) any property contributed to the capital of the Company and (ii) Company property which has been revalued pursuant to Section 3.3(c) shall, solely for tax purposes, be allocated among the Members in accordance with the principles of Code Section 704(c) and the Regulations thereunder, using such method as shall be selected by the Manager, on the advice of its independent accountants, so as to take account of the variation, at the time of contribution or revaluation, between the property's tax basis and book value, as required pursuant to Treasury Regulation sections 1.704-l(b)(4)(i) and 1.704-3. Allocations pursuant to this Section 5.6. are solely for purposes of federal, state and local taxes and shall not affect, or in any way taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provision of this Agreement.

            5.7 Changes in Membership Interest. Upon the admission of an Additional Member or the transfer of a Membership Interest in the Company, the Manager, in his discretion, shall determine the proper allocation of Net Income, Net Loss and items thereof to the periods before and after such admission or transfer using any method permitted under Code section 706 and the Treasury Regulations thereunder.

                                    ARTICLE 6

                                  DISTRIBUTIONS

            6.1 Mandatory Distributions. Subject to Section 6.3, on or prior to March 15 following the end of each fiscal year of the Company, the Manager shall cause the Company to distribute Available Cash to the Members to the extent of and in proportion to their Required Tax Amounts. To the extent that there is not sufficient Available Cash to distribute the full amount of each Member's Required Tax Amount, the Available Cash shall be distributed in proportion to each Member's Required Tax Amount.

            6.2 Discretionary Distributions. In addition to and following the mandatory distributions required by Section 6. 1, the Company, in the discretion of the Manager, may (but shall not be required to) distribute cash or other Company property at such time or times as the Manager deems advisable, in accordance with Section 6.3, in the following order of priority:

            (a) First, to the Class B Members, in proportion to their respective Percentage Interests, until each such Member has received, pursuant to this
Section 6.1(a), an aggregate amount equal to its Capital Contribution; and

            (b) Thereafter, among Class A Members and Class B Members in proportion to their respective Percentage Interests.

            Notwithstanding the foregoing, if any Member is paid interest on a loan to the Company the amount of such interest shall be deducted (without duplication) from the distribution which such

Member would receive and the amount so deducted shall be paid to the other Members in proportion to their respective Percentage Interests increased, solely for this purpose, by excluding the Percentage Interest of the Member receiving such interest payment.

            6.3 Distribution Policy. Notwithstanding any other provision of this Agreement, distributions will be made only to Members with positive Adjusted Capital Account Balances (calculated following all allocations for the period prior to such distribution) and then to each such Member only to the extent of its positive balance.

                                    ARTICLE 7

                            MANAGEMENT OF THE COMPANY

            7.1 Rights and Powers of the Manager.

            (a) The Company shall be managed, and the conduct of its day-to-day business affairs enumerated below shall be controlled, exclusively by the Manager (except as otherwise set forth in Section 7. 1 (b) below), in accordance with the terms and conditions of this Agreement. Any responsibility for the management of the affairs of the Company shall be the responsibility and shall be subject to the approval of the Manager, unless otherwise provided in this Agreement.

            (b) Anything in this Section 7 to the contrary notwithstanding, the following actions shall require the written consent of a Majority in Interest of the Class A Members and a Majority in Interest of the Class B Members, voting as separate classes:

                  (i) the confession of a judgment against the Company, filing for bankruptcy or receivership of the Company, or the refinancing or agreement to the cancellation of any debt of the Company;

                  (ii) the repurchase of any Membership Interests (other than those effected upon the terms contained in this Agreement);

                  (iii) the making of, or permission to any corporation, firm, limited liability company or other entity under the Company's control (a "Controlled Entity") to make, any loans or advances (other than to the Company, a wholly-owned subsidiary of the Company or to their respective employees in the ordinary course of business as advances against salary, or as travel advances);

                  (iv) the making of, or permission to any Controlled Entity to make, any guaranty, other than in the ordinary course of business or on behalf of the Company or a wholly-owned subsidiary of the Company;

                  (v) a merger with or consolidation into, or entry into a joint venture, licensing or other material business arrangement with, any corporation, firm, limited liability company or other entity, or the sale, lease or other disposition of all or substantially all of its assets unless the Company is the surviving or acquiring entity;

                  (vi) any change in the Company Business;

                  (vii) the incurrence of indebtedness by the Company other than in the ordinary course of business;

                  (viii) the mortgage or pledge, or the creation of a security interest in, or permission for any Controlled Entity to mortgage, pledge or create a security interest in all or substantially all of the property of the Company or such Controlled Entity.

            (c) Anything in this Section 7 to the contrary notwithstanding, no amendment shall be made to this Agreement which (i) would have the effect of reducing the amount of or, delaying the payment of, distributions to which a Member may be entitled or (ii) would change the business purpose of the Company without, in either case, the consent of all Members.

            (d) Upon the approval of the Manager, the management and conduct of the Company's day-to-day business affairs may be delegated to officers of the Company who may be retained by the Manager from time to time; provided that any decisions or actions set forth in Section 7.1(a)(i) through (viii) must in any event be approved in the manner set forth in Section 7.1(b).

            (e) Prior to conducting any business in any jurisdiction, the Manager shall cause the Company either to comply with all requirements for the qualification of the Company to conduct business as a limited liability company in such jurisdiction, or to conduct business in such jurisdiction through other entities, through an officer of the Company as the Company's agent, or by such other means as the Manager, upon the advice of counsel, deems appropriate to preserve the Members' limited liability.

            (f) The Manager shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any of the Members, officers, employees, or committees of the

Company, or by any other Person as to matters the Manager reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including without limitation information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

            7.2 Liability of the Manager. Neither the Manager, nor any of his agents, partners, employees, counsel or Affiliates, shall be liable, responsible or accountable in damages or otherwise to the Company or any Member for any action taken or failure to act (even if such action or failure to act constituted negligence, other than gross negligence, on such Person's part) on behalf of the Company within the scope of the authority conferred by this Agreement or by law, unless such act or failure to act was performed or omitted wilfully or intentionally and in bad faith or constituted gross negligence.

            7.3 Duties of the Manager. The Manager shall take all actions that may be necessary or appropriate for the conduct of the Company's business in accordance with the provisions of this Agreement and applicable laws and regulations. The Manager shall act at all times in good faith and in such manner as may be required to protect and promote the interest of the Company and the Members.

            7.4 Authority to Act for the Company. The Manager shall have the authority to act for and bind the Company, including with respect to the execution and delivery of any document or instrument on behalf of the Company, to the extent and only to the extent that the act has been approved in accordance with the terms and provisions of this Agreement, including without limitation Article 7 hereof.

            7.5 Indemnification. The Company shall indemnify and hold harmless, to the fullest extent permitted by law, the Manager, the Members and any of their respective Affiliates and the Members (individually, an "Indemnified Party"), as follows:

            (a) The Company shall indemnify and hold harmless, to the fullest extent permitted by law, any Indemnified Party from and against any and all losses, claims, damages, liabilities, expenses (including reasonable legal fees and expenses), judgments, fines, settlements and other amounts ("Indemnified Costs") arising from all claims, demands, actions, suits or proceedings ("Actions"), whether civil, criminal, administrative or investigative, in which the Indemnified Party may be involved, or threatened to be involved, as a party or otherwise arising as a result of such Person's status as the Manager, a Member or an Affiliate of the Manager or a Member, regardless of whether the Indemnified Party continues in such capacity at the time any such liability or expense is paid or incurred, and regardless of whether any such Action is brought by a third party, a Member, or by or in the right of the Company; provided, however, that no Indemnified Party shall be indemnified hereunder for any Indemnified Costs that proximately result from such Party's gross negligence or willful misconduct.

            (b) The Company shall pay or reimburse, to the fullest extent allowed by law, in advance of the final disposition of the proceeding, Indemnified Costs as incurred by the Indemnified Party in connection with any Action that is the subject of Section 7.5(a) above, provided that such Indemnified Party shall repay all amounts received from the Company pursuant hereto if it shall ultimately be determined at the final disposition of the proceeding that such Indemnified Party is not entitled to be indemnified by the Company as authorized in Section 7-5(a)

            (c) Notwithstanding any other provision of this Section 7.5, the Company shall pay or reimburse Indemnified Costs incurred by an Indemnified Party in connection with such Person's appearance as a witness or other participation in a proceeding involving or affecting the Company at a time when the Indemnified Party is not a named defendant or respondent in the proceeding.

            (d) The Manager may cause the Company to purchase and maintain insurance or other arrangements on behalf of the Indemnified Parties and/or the Company against any liability asserted against any Indemnified Party and incurred by any Indemnified Party in such Person's capacity as such or arising out of the Indemnified Party's status in such capacity, regardless of whether the Company would have the power to indemnify the Indemnified Party against that liability under Section 7.5. The indemnification provided by this Section 7.5 shall be in addition to any other rights to which the Indemnified Parties may be entitled under any agreement, vote of the Members, as a matter of law, or otherwise, and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnified Parties.

            (e) An Indemnified Party shall not be denied indemnification in whole or in part under this Section 7.5 because the Indemnified Party had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

                                    ARTICLE 8

                                     MEMBERS

            8.1 Limited Liability. The Members will not be personally liable for any obligations of the Company and, except as otherwise provided herein or under the Act or any other applicable law, will have no obligation to make contributions to the Company in excess of their respective Capital Commitments.

            8.2 No Agency or Authority. No Member is an agent of the Company solely by virtue of being a Member, and no Member has the authority to act for the Company solely by virtue of being a Member. Any Member who takes any action or purports or attempts to bind the Company in violation of this Section 8.2 shall be solely responsible for any loss and/or expense incurred by the Company, the Manager or any other Member as a result of such unauthorized action, and such Member shall indemnify and hold harmless the Company, the Manager and each other Member with respect to such loss and/or expense.

            8.3 Transfers of Membership Interests. (a) No Member may Assign all or any part of such Member's Ownership Interest in the Company (other than an interest solely in the allocations and distributions made hereunder) unless the Manager (or in the case of the Manager, holders of 75% of the Percentage Interests of Class B Members) has consented thereto in writing, which consent may be withheld in the sole discretion of the Manager, and an Assignee will not become a Substituted Member without such consent. Any Substituted Member admitted to the Company with the consent of the Manager will succeed to all rights and be subject to all the obligations of the Assigning Member with respect to the Ownership Interest to which the Assignee Member was substituted.

            (b) Without limiting the generality of the Manager's ability under
Section 8.3(a) to withhold consent to an Assignment by a Member, the Manager shall not consent to any such Assignment unless all of the following conditions are satisfied:

                  (i) such Assignor Member furnishes evidence satisfactory to the Manager or the Manager otherwise is satisfied that:

                        (A) the Assignment would not affect the Company's
                  existence or qualification as a limited liability company under the Act or under any other law or regulation that is applicable to the Company; and

                        (B) the Assignment would not (x) jeopardize the
                  classification of the Company as a partnership under federal income tax principles, (y) cause a termination of the Company for purposes of Code section 708, or (z) otherwise have adverse federal income tax consequences to the Company or any Member;

                  (ii) in the opinion of counsel to the Company (which opinion may be waived in whole or in part by the Manager), such Assignment would not subject the Company or the Members to any additional securities law regulatory requirements, result in the violation of any securities law or regulation that is or might be applicable to the Company or the Members or otherwise materially and adversely affect the interests of the Company or the Members, as such; and

                  (iii) the Assignee executes and delivers a counterpart of this
            Agreement.

            (c) The Assignor and Assignee will be jointly and severally obligated to reimburse the Company for all reasonable expenses (including legal fees) in connection with any Assignment or proposed Assignment of a Member' s Membership Interest. As a condition to any Assignment of a Membership Interest in the Company, the Assignor and the Assignee shall provide such legal opinions and documentation as the Manager shall reasonably request.

            8.4 No Resignation, Withdrawal or Borrowing. Except as otherwise provided in this Agreement, no Member may (a) withdraw as a Member of the Company, (b) be required to withdraw as a Member or (c) borrow or withdraw any portion of its Capital Contribution or Capital Account from the Company.

            8.5 Additional Members. At any time and from time to time after the Effective Date, the Manager may cause the Company to admit one or more Persons as Additional Members who shall become Class A Members or Class B Members. The terms of any such Additional Member's admission, including such Person's Capital Commitment and its Percentage Interest, shall be determined by the Manager. The Percentage Interests of the existing Class A or Class B Members shall be reduced pro rata, based on their relative Percentage Interests prior to admission of the Additional Member, to reflect such Additional Member's acquisition of a Percentage Interest, and Schedule A or Schedule B hereto shall be modified accordingly. Notwithstanding the foregoing, no Person shall be admitted as an Additional Member unless (i) such Person shall execute and deliver a counterpart of this Agreement and (ii) the Manager is satisfied that such admission would not result in a violation of any applicable law, including federal or state securities laws, or any term or condition of this Agreement.

            8.6 Meetings of the Members.

            (a) The Members may hold their meetings in such place or places in the State of Delaware or outside the State of Delaware as they shall determine from time to time.

            (b) Special meetings of the Members shall be held whenever called by direction of the Manager, or by any two Members. Notice of the day, hour and place of holding of each special meeting shall be given by mailing the same at least three days before the meeting or by causing the same to be transmitted by telegraph, facsimile, cable or wireless at least one day before the meeting to each Member. Unless otherwise indicated in the notice thereof, any and all business may be transacted at any special meeting. At any meeting at which every Member shall be present, even though without any notice, any business may be transacted.

            (c) Members whose aggregate Percentage Interests constitute not less than a Majority in Interest of each Class shall constitute a quorum for the transaction of business. If at any meeting of the Members there is less than a quorum present, a majority of those present may adjourn the meeting from time to time.

            (d) The Members may participate in a meeting thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

            (e) Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting if all Members (or if permitted under Delaware law, a majority of the Members) consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the Members.

            8.7 Further Assurances. The Members shall from time to time execute or cause to be executed all other documents or cause to be done all filing, recording, publishing or other acts as may be necessary or desirable to comply with the requirements for the operation of a limited liability company under the laws of the State of Delaware and all other jurisdictions in which the Company may from time to time conduct business; provided, however, that no Member shall be required to qualify in or submit to the general jurisdiction of any state.

            8.8 No Acquisition of Membership Interests by the Company. Without the prior written consent of the Manager, the Company shall not acquire, by purchase, redemption or otherwise, all or any part of the Membership Interest of any Member in the Company.

            8.9 Death Dissolution, Insanity, Bankruptcy. Resignation, Retirement, Expulsion or Withdrawal of a Member. The death, dissolution, adjudication of insanity, Bankruptcy, retirement, resignation, expulsion or withdrawal of any Member shall not dissolve the Company.

            8.10 Confidential Information. The Manager shall have the right, in his discretion, to keep confidential from one or more of the Members, for such period of time as he deems reasonable, any information that he reasonably believes to be in the nature of trade secrets or other information (x) the disclosure of which the Manager in good faith believes is not in the best interest of the Company or could damage the Company or the Company Business or
(y) that the Company is required by law or agreement with a third party to keep confidential.

                                    ARTICLE 9

                                    ACCOUNTS

            9.1 Books. The Manager shall maintain or cause to be maintained complete and accurate books of account of the Company's affairs at the Company's principal office, including a list of the names and addresses of all Members and the aggregate Capital Contributions of each Member. Each Member shall have the right to inspect the Company's books and records at any reasonable time upon advance written request to the Company.

            9.2 Reports, Returns and Audits. The Manager will furnish or will cause to be furnished to each Member:

            (a) within 90 days after the end of each calendar year, an Internal Revenue Service Schedule K-l with respect to such Member; and

            (b) within 120 days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company as at the end of such year and statements of income and cash flow of the Company for such year.

            (c) on a monthly basis a report on Company Expenses for the preceding month.

            9.3 Fiscal Year. The fiscal year of the Company for both financial reporting and tax purposes shall be the calendar year.

            9.4 Method of Accounting. The books and accounts of the Company shall be maintained using the accrual method of accounting for both financial reporting and tax purposes.

            9.5 Tax Matters. (a) The Manager shall be the "tax matters partner" for purposes of Code section 6231(a)(7).

            (b) The Tax Matters Partner shall have the sole authority to make any and all tax elections under the Code, including Code section 754. The Manager shall cause to be prepared and filed on a timely basis all federal, state and local information tax returns required of the Company.

            9.6 Bank Accounts. All funds of the Company will be deposited in its name in an account or accounts maintained with such bank or banks selected by the Manager. The funds of the Company will not be commingled with the funds of any other Person. Checks will be drawn upon the Company account or accounts only for the purposes of the Company and shall be signed by authorized officers of the Company or the Manager.

            9.7 Other Information. The officers of the Company and the Manager may release such information concerning the operations of the Company to such sources as is customary in the industry or required by law or regulation or by order of any regulatory body. For the term of the Company and for a period of four years thereafter, the Manager shall cause to be maintained and preserved all books of account and other relevant documents.

                                   ARTICLE 10

                               VALUATION OF ASSETS

            For purposes of this Agreement, the Fair Market Value of any asset of the Company or of the Company Business shall be determined as follows:

            (a) In the case of securities, the Fair Market Value shall equal:

                  (i) if such security is listed on a national securities
            exchange, the average of the closing bid and asked prices of the security as quoted in the over-the-counter market in which the Common Stock is traded or the closing price quoted on any exchange on which such security is listed, whichever is applicable, as published in The Wall Street Journal for the ten trading days prior to the date of determination of Fair Market Value.

                  (ii) if the issuer of such securities shall become subject to a merger, acquisition or other consolidation pursuant to which the issuer is not the surviving party, the value received by the holders of the issuer's securities for each share of such securities pursuant to the issuer's acquisition; and

                  (iii) in all other cases, the amount determined by the
            Manager, in which case the Manager in his discretion may engage any Person agreeable to him to perform an appraisal to determine the Fair Market Value of any Company asset or of the Company Business.

                                   ARTICLE 11

                           DISSOLUTION OF THE COMPANY

            11.1 Dissolution. Subject to the Act, the Company shall be dissolved and its affairs shall be wound up upon the earlier to occur of:

            (a) the written consent of a Majority in Interest of the Class A Members and the Class B Members, voting separately, to dissolve the Company; or

            (b) the distribution by the Company of all or substantially all of its assets.

            11.2 Liquidation of Company Interests.

            (a) Liquidation. Upon dissolution, the Company will be liquidated in an orderly manner. The Manager will serve as the liquidator to wind up the affairs of the Company pursuant to this Agreement, provided that if there is no Manager, a Majority in Interest of the then remaining Members shall select a Person or Persons to serve as liquidator. The Person or Persons who act as the liquidator under this Section 11.2 are referred to herein as the "Liquidator."

            (b) Liquidation Procedure. Promptly following dissolution, the Manager shall within a reasonable period of time cause the Company's assets and properties to be liquidated for cash in an orderly and businesslike manner so as not to involve undue sacrifice (which liquidation shall not involve any material sale or disposition of assets or properties of the Company to any Member or any Affiliate of a Member unless, in any such case, such sale or disposition is on terms that are no less favorable to the Company than would be reasonably available in an arms' length transaction).

            (c) Final Allocation and Distribution. Upon dissolution of the Company (whether or not an early dissolution) and liquidation of its assets and properties as set forth above, a final allocation of all items of income, gain, loss and deduction will be made in accordance with Article 5, and proceeds arising from such liquidation, shall be distributed or used as follows and in the following order of priority (which order shall be without prejudice to the liability of the Members to creditors of the Company under the Act in the event of the insolvency of the Company):

                  (i) for the payment of the Company's liabilities and
            obligations to its creditors other than Members, and the expenses of liquidation;

                  (ii) for the payment of the Company's liabilities and
            obligations to its creditors who are also Members;

                  (iii) to the setting up of any reserves that the Liquidator may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company; and

                  (iv) to the Members in proportion to the positive balances in their respective Capital Accounts (after adjustments under Articles 3 and 5 have been made to such Capital Accounts).

            11.3 Liability for Return of Capital Contributions. Each Member, by its execution of this Agreement, agrees that liability for the return of its Capital Contribution is limited to the Company's assets and, in the event of an insufficiency of such assets to return the amount of its Capital Contribution, hereby waives any and all claims whatsoever, including any claim for additional contributions that it might otherwise have, against the Company or any of its agents or representatives (in each case in the absence of conviction of fraud or willful misconduct and a judicial determination that such insufficiency was caused by such fraud or willful misconduct) by reason thereof. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and his or its Capital Contribution thereto, and shall have no recourse therefor (upon dissolution or otherwise) against the Company or any of its agents or representatives.

                                   ARTICLE 12

                                   AMENDMENTS

            Subject to the provisions of Section 7.1(c), this Agreement may be amended with (but only with) the written consent of a Majority in Interest of the Class A Members and the Class B Members, voting separately. The Manager shall send each Member a copy of any amendment adopted pursuant to this Article
12. This Section may not be amended or otherwise modified or supplemented without the approval of each Member.

                                   ARTICLE 13

                                     NOTICES

            All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given or made (a) when personally delivered to the intended recipient (or an officer of the intended recipient) or when sent by telecopy or facsimile followed by the mailing of a copy as set forth in clause (b) or (c) below; (b) on the business day after the date sent when sent by national recognized overnight courier service; or (c) four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid if to the Company, to its address set forth in Section 2.4, and if to any Member, to the address set forth in the register of Members. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

                                   ARTICLE 14

                                  MISCELLANEOUS

            14.1 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes any prior agreement or understanding among the parties hereto with respect to the subject matter hereof.

            14.2 Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware, without regard to principles of conflicts of law.

            14.3 Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, heirs, successors and permitted assigns.

            14.4 Counterparts. This Agreement may be executed either directly or by an attorney-in-fact, in any number of counterparts of the signature pages, each of which shall be considered an original and all of which together shall constitute one instrument.

            14.5 Separability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

            14.6 Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

            14.7 Gender and Number. Whenever required by the context hereof, all pronouns and any variations thereof will be deemed to refer to the masculine, feminine and neuter, singular and plural.

            14.8 Waiver of Partition. Each Member hereby irrevocably waives, during the term of the Company, any right that it may have to maintain any action for partition with respect to any Company property.

            14.9 No Third Party Beneficiaries. Nothing in this Agreement is intended to, or will, create any rights to any party other than a party that is a signatory hereto or who becomes a Substituted Member pursuant to Section 8.3 or an Additional Member pursuant to Section 8.5 hereof.

            14.10 Conflicts of Interest. Nothing in this Agreement will restrict the business activities and operations of any Member for its own account, or its agents, representatives or any of their respective Affiliates.

            IN WITNESS WHEREOF, the parties hereto have executed this Limited Liability Company Agreement as their act and deed, either directly or by an attorney-in-fact, to be effective as of the day and year first above written.

                                       CLASS A MEMBERS:



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                                       25